Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 7 to Registration Statement No. 333-109980 on Form N-1A of our report dated May 25, 2010, relating to the financial statements and financial highlights of Series C Portfolio, Series M Portfolio, Series N Portfolio and Series S Portfolio, each a series of BlackRock Bond Allocation Target Shares, appearing in the Annual Report on Form N-CSR of BlackRock Bond Allocation Target Shares for the year ended March 31, 2010, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accountants” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

July 28, 2010